                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D

                              (AMENDMENT NO. 1)(1)

                          Pancho's Mexican Buffet, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   698304 20 1
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                                 (CUSIP Number)

      Mark S. Weitz, Esq., Leonard, Street and Deinard, 150 S. Fifth St.,
                    Suite 2300, Minneapolis, Minnesota 55402
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 22, 2000
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             (Date of Event Which Requires Filing of This Statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                               (Page 1 of 5 Pages)

--------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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                                                               Page 2 of 5 Pages


CUSIP No. 698304 20 1                  13D

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Stephen Oyster

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a)  / /
                                                                        (b)  /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS

                  BK, PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                       / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

                                 7         SOLE VOTING POWER

           NUMBER OF                              13,998

            SHARES               8         SHARED VOTING POWER

         BENEFICIALLY                             126,094

         OWNED BY EACH           9         SOLE DISPOSITIVE POWER

       REPORTING PERSON                           13,998

             WITH                10        SHARED DISPOSITIVE POWER

                                                  126,094

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          140,092

12       CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          9.57%

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                                                               Page 3 of 5 Pages


14       TYPE OF REPORTING PERSON*

                  IN

ITEM 1.             SECURITY AND ISSUER.

                           Common Stock, $.10 Par Value Per Share
                           Pancho's Mexican Buffet, Inc.

ITEM 2(a).          NAME OF PERSON FILING.

                           Stephen Oyster

ITEM 2(b).          BUSINESS ADDRESS.
                           c/o Mark S. Weitz, Esq.
                           Leonard, Street and Deinard
                           150 S. Fifth St., Suite 2300
                           Minneapolis, Minnesota  55402

ITEM 2(c).          PRESENT PRINCIPAL OCCUPATION.

                           Investor

ITEM 2(d).          CONVICTION OF CRIMINAL PROCEEDING IN LAST FIVE YEARS.

                           Not applicable

ITEM 2(e).          CONVICTION OF CIVIL PROCEEDING IN LAST FIVE YEARS.

                           Not applicable

ITEM 2(f).          CITIZENSHIP.

                           U.S.A.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                           Stephen Oyster ("Oyster") used personal funds to acquire the shares which are the subject of this
                           Schedule 13D (collectively, the "Shares"). The aggregate purchase price of the Shares was $559,325.15. By letter dated September 22, 2000, Oyster made an offer to the board of directors of Pancho's Mexican Buffet, Inc. (the "Company") to purchase all of the Company's issued and outstanding shares (the "Offer"), a copy of which is attached hereto as EXHIBIT 1. If accepted, Oyster intends to finance the transaction with personal funds and bank financing. Oyster has made preliminary arrangements for such financing. SEE EXHIBIT 2.

ITEM 4.             PURPOSE OF TRANSACTION.

                           Oyster originally acquired the Shares for the purpose of acquiring an additional equity investment in the Company.

                           Oyster filed a Schedule 13G upon his initial acquisition of shares. Oyster then filed a Schedule 13D on June 19, 2000.

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                                                               Page 4 of 5 Pages


                           Oyster is filing this Amendment No. 1 to Schedule 13D to disclose the Offer, its terms, and preliminary financing arrangements.

ITEMS 5(a)
AND (b).            AGGREGATE NUMBER AND PERCENTAGE OF CLASS OF SECURITIES.

                           Stephen Oyster                            (9.57%)
                                    Sole Voting Power:               13,998
                                    Shared Voting Power:            126,094
                                    Sole Dispositive Power:          13,998
                                    Shared Dispositive Power:       126,094


ITEM 5(c).          TRANSACTIONS EFFECTED WITHIN THE LAST 60 DAYS.

August 7, 2000             500 shares          $3.50 per share      Transaction effected in
                                                                    Austin, Texas via the
                                                                    internet

August 10, 2000            700 shares          $3.50 per share      Transaction effected in
                                                                    Austin, Texas via the
                                                                    internet

August 14, 2000            800 shares          $3.50 per share      Transaction effected in
                                                                    Austin, Texas via the
                                                                    internet

August 16, 2000            5,000 shares        $3.50 per share      Transaction effected in
                                                                    Austin, Texas via the
                                                                    internet

August 31, 2000            600 shares          $3.50 per share      Transaction effected in
                                                                    Austin, Texas via the
                                                                    internet

September 5, 2000          1,500 shares        $3.50 per share      Transaction effected in
                                                                    Austin, Texas via the
                                                                    internet

September 5, 2000          900 shares          $3.50 per share      Transaction effected in
                                                                    Austin, Texas via the
                                                                    internet

ITEM 5(d).          ADDITIONAL INTERESTED PERSONS.

                           Other than the reporting person, not applicable

ITEM 5(E).          OWNERSHIP OF LESS THAN FIVE PERCENT.

                           Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                           Not applicable

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.

                           Exhibit 1 - The Offer

                           Exhibit 2 - Correspondence Regarding Preliminary
                                       Financing Arrangements


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          --------------------------------------
                                                   October ____, 2000

                                          --------------------------------------
                                                       (Signature)

                                                     Stephen Oyster

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                                                               Page 5 of 5 Pages


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).